Exhibit 99.1

Brooge Energy Ltd Announces Receipt of Nasdaq Staff Determination Letter

NEW YORK,  November 4, 2022, Brooge Energy Ltd, (“Brooge Energy” or the “Company”) (Nasdaq: BROG), a Cayman Islands-based infrastructure provider, which is currently engaged in clean petroleum products and biofuels and crude oil storage and related services, today announced that it has received a staff determination letter (the “Letter”) from The Nasdaq Stock Market (“Nasdaq”) dated October 31, 2022. The Company intends to request a hearing before a Nasdaq Hearings Panel (the “Panel”) at which it will request a further extension of time. The hearing request will automatically stay any suspension or delisting action through November 22, 2022; however, in connection with the hearing request, the Company will request that the Nasdaq stay remain in effect through the completion of the hearings process and the expiration of any additional extension period granted by the Panel following the hearing. In the event the extended stay is not granted, the Company will continue to trade on the OTC Markets Expert Market under the same symbol “BROG.”

As previously disclosed on a Form 6-K filed by the Company on May 23, 2022, the Company received a letter from Nasdaq notifying the Company that it is not in compliance with the Nasdaq’s requirements under the timely filing criteria pursuant to Nasdaq Listing Rule 5250(c)(1) (the “Filing Rule”) as a result of the Company not having been able to timely file its annual report on Form 20-F for the year ended December 31, 2021, (the “2021 Form 20-F”) with the Securities and Exchange Commission (the “SEC”). The Nasdaq Staff subsequently granted the Company a compliance period of 180 calendar days, or until October 28, 2022, (the “Compliance Period”) to regain compliance with the Filing Rule.

On October 31, 2022, the Company received the Letter from Nasdaq notifying the Company of the determination of the Nasdaq staff (“Staff”) that because the Company had not regained compliance with the Filing Rule by timely filing the 2021 Form 20-F, unless the Company timely requests a hearing, its securities would be subject to delisting. Accordingly, as noted above, the Company intends to timely request a hearing. While the Staff’s authority to grant an extension was limited to 180 calendar days from the due date for the late filing, pursuant to the Nasdaq Listing Rules, the Panel has the discretion to grant an extension up to 360 days from the due date for the late filing.

Notwithstanding the foregoing, there can be no assurance that the Company will obtain an extension period from the Panel to regain compliance, or, if the Panel grants such an extension period, that the Company will be able to evidence compliance with the Filing Rule before the extension period expires.

About Brooge Energy Limited

Brooge Energy Ltd, is a Cayman Islands-based infrastructure provider now intending to focus on renewable energy infrastructures and biofuels, next to clean petroleum products, crude oil storage and related services. The company conducts its business and operations through its subsidiaries Brooge Renewable Energy, Brooge Petroleum and Gas Investment Company FZE (BPGIC), and Brooge Petroleum and Gas Investment Company Phase 3 FZE. BPGIC, the Company’s primary operating subsidiary that focuses on midstream oil storage and other services, is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by Brooge Energy with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact
KCSA Strategic Communications
Valter Pinto, Managing Director
+1 212-896-1254
BROG@kcsa.com